COMPOSITE TECHNOLOGY CORPORATION
                                2026 McGaw Avenue
                                Irvine, CA 92614


                                 August 8, 2005


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
Attn.: Daniel F. Duchovny, Esq.
       Russel Mancuso, Esq.

       Re:  Composite Technology Corporation
            Registration Statement - Form S-3 (Registration No. 333-122280) Post-Effective Amendment on Form S-3 (Registration No. 333-112798)

Messrs. Duchovny and Mancuso:

      In furtherance of your telephone conversation with our legal counsel of August 5, 2005, we hereby respond to verbal comments received from the staff ("Staff") of the Securities and Exchange Commission with respect to Composite Technology Corporation's registration statements on the above-referenced Form S-3 (collectively, the "Registration Statements"). We appreciate the opportunity to address the issues raised in these comments prior to filing our amendment to each registration statement in response to the Staff's comments.

      With respect to updating the Registration Statements with unaudited financial information for the quarter ended June 30, 2005, this confirms that such financial statements are available. Accordingly, we will file them with the Registration Statements. This letter also confirms that material developments since our last periodic report include, and are limited to, the $2.5 million account receivable that will be recorded as an allowance for uncollectible amounts and the additional expense of approximately $4.8 million for the debentures interest.

      As to sales of unregistered equity securities, we have attached a new spreadsheet as Attachment A to this letter. This spreadsheet lists the cumulative number of securities after each sale of unregistered equity security beginning on August 23, 2004, identifies the periodic reports that disclose such sales and tracks the 1% and 5% threshold amounts at each issuance. We respectfully submit that during the time period from August 23, 2004 until December 23, 2004, the filing date of our annual report on Form 10-KSB, we were subject to Regulation S-B. Accordingly, the 5% threshold was applicable to the sales during this time period, which constituted less than 5% of our outstanding shares of common stock.

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Securities and Exchange Commission
August 8, 2005
Page 2


      We have also revised the disclosure in our current report on Form 8-K, dated July 5, 2005, to clarify that a third-party insurance company provides the warranty programs. We do not retain liability for this warranty coverage, except for a deductible of $20,000 per warranty claim.

      We anticipate filing the final amendments and requesting effectiveness of the Registration Statements today. The Staff's cooperation in meeting this schedule would be greatly appreciated.

      Questions or comments regarding the Registration Statements may be directed to Kevin Leung, Richardson & Patel, our legal counsel, at 310-208-1182.


                                        Very truly yours,

                                        COMPOSITE TECHNOLOGY CORPORATION

                                        By: /s/ Benton H Wilcoxon
                                            -------------------------
                                            Benton H Wilcoxon
                                            Chief Executive Officer

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Securities and Exchange Commission
August 8, 2005
Page 3

                                  ATTACHMENT A

                                                  Shares/Warrants   Cumulative   Outstanding         5%               1%
                                                  ---------------   ----------   -----------         --               --
Issuance of Common Shares on Aug 25, 2004             40,000          40,000     110,248,734       5,512,437       1,102,487
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

Issuance of Common Shares on August 25,               33,000          73,000     110,281,734       5,514,087       1,102,817
2004 for exercises of Series H Warrants for
cash at an exercise price of $0.50 per share

Issuance of Common Shares on August 25,               11,325          84,325     110,293,059       5,514,653       1,102,931
2004 pursuant to cashless exercises of
16,667 Series K warrants for $0.50 per
share net of 5,342 shares repurchased

Issuance of Common Shares for business and           250,000         334,325     110,543,059       5,527,153       1,105,431
legal consulting services on August 27,
2004 at the fair value of services rendered

Issuance of Common Shares on August 27,              100,000         434,325     110,643,059       5,532,153       1,106,431
2004 in exchange for settlement of
litigation at market value of  $1.64 per
share

Issuance of Common Shares for product                114,373         548,698     110,757,432       5,537,872       1,107,574
development and intellectual property
services on August 31, 2004 at the fair
value of services rendered

Issuance of 17,000 Series S warrants on               17,000         565,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for public relations
services  valued at the fair value of the
warrants granted

Issuance of 115,000 Series S warrants on             115,000         680,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for public relations
services  valued at the fair value of the
warrants granted

Issuance of 150,000 Series S warrants on             150,000         830,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related
to marketing and business advisory
services valued at the fair value of
the warrants granted

Issuance of 30,000 Series S warrants on               30,000         860,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related to
settle an outstanding dispute existing
prior to fiscal 2001 valued at the fair
value of the warrants granted

Issuance of 115,000 Series S warrants on             115,000         975,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for radio advertising
and promotional services valued at the fair
value of the warrants granted

Issuance of 250,000 Series S warrants on             250,000       1,225,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related
to international sales and marketing
efforts valued at the fair value of
the warrants granted

Issuance of 300,000 Series S warrants on             300,000       1,525,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for product marketing
and strategic growth consulting valued at
the fair value of the warrants granted

Issuance of 450,000 Series S warrants on             450,000       1,975,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related to
business development and marketing services
at the fair value of the warrants granted

Issuance of 160,000 Series T warrants on             160,000       2,135,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related to
capital lease financing costs valued at the
fair value of the warrants granted

Issuance of 500,000 Series U warrants on             500,000       2,635,698     110,757,432       5,537,872       1,107,574
September 13, 2004 for services related to
debenture financing costs valued at the
fair value of the warrants granted

Issuance of Common Shares on Aug 31, 2004            120,000       2,755,698     110,877,432       5,543,872       1,108,774
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

Issuance of Common Shares on Sep, 21 2004             50,000       2,805,698     110,927,432       5,546,372       1,109,274
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

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Securities and Exchange Commission
August 8, 2005
Page 4

                                                  Shares/Warrants   Cumulative   Outstanding         5%               1%
                                                  ---------------   ----------   -----------         --               --

Issuance of Common Shares on Sep, 21 2004             10,000       2,815,698     110,937,432       5,546,872       1,109,374
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

Issuance of Common Shares on Sep, 21 2004             10,000       2,825,698     110,947,432       5,547,372       1,109,474
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

Issuance of Common Shares on Sep, 21 2004             10,000       2,835,698     110,957,432       5,547,872       1,109,574
for exercises of Series E Warrants for cash
at an exercise price of $0.25 per share

Issuance of Warrants on November 19, 2004          1,083,591       3,919,289     112,041,023       5,602,051       1,120,410
to four accredited investors - disclosed on
Form 8-K as filed with SEC on 11/24/04
Form 10-KSB filed on 12/23/04, as amended

Issuance of Common Shares on July 27, 2005            83,335          83,335     112,124,358       5,606,218       1,121,244
upon exercise of Series O Warrant

Issuance of Common Shares from July 5, 2005          407,498         490,833     112,531,856       5,626,593       1,125,319
through August 3, 2005 upon exercise of
Series P Warrants